

02019646

:D STATES
XCHANGE COMMISSION
washington, D.C. 20549

U43-13-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/1___ AND ENDING ___12/31/01___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TFS Derivatives Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street 41st Floor
(No. and Street)

New York   _NY_   MAR 0 4 2002   _10004_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Conway, Controller _212-943-2175_
                             (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — if individual, state last, first, middle name)

787 Seventh Avenue   _New York_   _NY_   _10019_
(Address)   (City)   (State) Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _James Conway_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TFS Derivatives Corp_ , as of _December 31_ , 19 _2001_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

James Conway
Signature

Controller
Title

Geoffrey Chin
Notary Public

GEOFFREY CHIN
Notary Public. State of New York
No. 02CH6006008
Qualified in New York County
Commission Expires April 20, 2002

This report** contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

December 31, 2001
with Report of Independent Auditors

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2001

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
 TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (a wholly-owned subsidiary of Tradition Financial Services, Inc.) (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 1,624,027
Commissions receivable	779,414
Receivable from affiliate	27,325
Non-marketable securities	16,800
Total assets	$ 2,447,566

Liabilities and stockholder's equity

Liabilities:

Due to Parent	$ 222,292
Total liabilities	222,292
Stockholder's equity	2,225,274
Total liabilities and stockholder's equity	$ 2,447,566

The accompanying notes are an integral part of the statement of financial condition.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which in turn is a wholly-owned subsidiary of TFS Lausanne, which in turn is majority owned by Compagnie Financiere Tradition, a Swiss company. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all money market funds ($11,008 at December 31, 2001), which maintain a net asset value of $1.00, and short-term, highly liquid investments which are readily convertible into cash, and have original maturity dates of under three months at the time of purchase to be cash equivalents.

Revenue Recognition

Commissions are recognized on a trade date basis.

Non-marketable securities

Non-marketable securities owned consist of private placement warrants that are stated at cost, which approximates fair value.

3

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition (continued)

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee, which is determined on an annual basis.

The Company enters into various transactions in the normal course of business with affiliated companies, which primarily consist of trades on behalf of the Company's and the affiliate's customers. The Company and each affiliate charge their respective customers for the commission related to each trade. Balances arising from such transactions are non-interest bearing, and are included in receivable from affiliate in the statement of financial condition.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis. The income taxes payable is included in the due to Parent.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2001, the Company had net capital of $1,657,556 which was $1,642,736 in excess of its required net capital of $14,820. The Company's aggregate indebtedness to net capital ratio was .13 to 1 at December 31, 2001.

6. Concentration of Credit Risk

At December 31, 2001 the Company's cash and cash equivalents were held at one major financial institution.

Commissions receivable represent amounts due from customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition (continued)

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.